EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended February 29, 2012, the American Trust Allegiance Fund decreased undistributed net investment income by $14,973 and decreased accumulated net realized loss by $14,973.

For the year ended February 29, 2012, the Niemann Tactical Return Fund decreased net realized losses by $6,555, decreased undistributed net investment loss by $285,441, and decreased paid-in capital by $291,996.

For the period ended February 29, 2012, the Orinda Multi-Manager Hedged Equity Fund increased accumulated net realized loss by $334,817, decreased undistributed net investment loss by $1,449,296, and decreased paid-in capital by $1,114,479.

The reclassifications have no effect on net assets or net asset value per share.